Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FLY LEASING LIMITED June 21, 2018 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM (New York City time) on June 18, 2018. Please detach along perforated line and mail in the envelope provided. 00033333000000000000 6 062118 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 1. FOR AGAINST ABSTAIN To re-elect Erik G. Braathen as a director of the Company. 2. To re-elect Joseph M. Donovan as a director of the Company. 3. To re-elect Eugene McCague as a director of the Company. 4. To re-elect Susan M. Walton as a director of the Company. 5. To appoint Deloitte & Touche LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration. FOR AGAINST ABSTAIN To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.